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                                                            [Telesciences Logo]
                                                               November 1, 1999

To Our Common Stockholders:

  I am pleased to inform you that, on October 19, 1999, Telesciences, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with EDB Business Partner ASA ("Parent") and EDB 4tel Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 1999 (the "Offer to Purchase") and the related materials, copies of which were mailed to you on or about October 25, 1999, Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.04 per share (the "Shares"), of the Company at a price of $8.79 per Share in cash. Under the terms of the Merger Agreement, following the successful completion of the Offer, Purchaser will be merged (the "Merger") with and into the Company and all Shares not purchased in the Offer will be converted into the right to receive $8.79 per Share in cash, without interest.

  Your Board of Directors has approved the Merger Agreement, the Offer and the Merger and has determined that the terms of the Merger Agreement are advisable, fair to, and in the best interests of, the Company's stockholders. The Board of Directors recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Brooks, Houghton Securities, Inc., the Company's financial advisor, that the $8.79 per share in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the fairness opinion is attached as Annex I to the Schedule 14D-9 which is enclosed, and all stockholders are urged to read the opinion in its entirety.

                                          Sincerely,
                                          /s/ Andrew P. Maunder

                                          Andrew P. Maunder
                                          President and
                                          Chief Executive Officer